MARTIN LIPTON

HERBERT M. WACHTELL

EDWARD D. HERLIHY

DANIEL A. NEFF

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

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NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 ___________

ELAINE P. GOLIN

EMIL A. KLEINHAUS

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GREGORY E. PESSIN

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ANDREW R. BROWNSTEIN

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BEN M. GERMANA

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ERIC S. ROBINSON ERIC M. ROSOF MICHAEL J. SEGAL WON S. SHIN DAVID M. SILK ROSEMARY SPAZIANI ELLIOTT V. STEIN LEO E. STRINE, JR.* PAUL VIZCARRONDO, JR. JEFFREY M. WINTNER AMY R. WOLF MARC WOLINSKY
* ADMITTED IN DELAWARE ___________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ ALINE R. FLODR KATHRYN GETTLES-ATWA ADAM M. GOGOLAK ANGELA K. HERRING	MICHAEL W. HOLT MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY JUSTIN R. ORR NEIL M. SNYDER JEFFREY A. WATIKER
Direct Dial: (212) 403-1005 Direct Fax: (212) 403-2005 E-Mail: VGoldfeld@wlrk.com

April 24, 2024

Via EDGAR and Courier

Jenny O’Shanick

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Smurfit WestRock Limited Registration Statement on Form S-4 Filed April 11, 2024 File No. 333-278185

Dear Ms. O’Shanick and Ms. Purnell:

On behalf of our client, Smurfit WestRock Limited (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated April 22, 2024, regarding Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 11, 2024. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the response set forth below refer to pages of the Amendment No. 2.

Risk Factors
Risks Relating to WestRock’s Business, page 66

1.	We note your response to prior comment 1. Based on your anticipated timing, please revise the proxy statement/prospectus to include the disclosure provided in response to comment 5 of our letter dated March 13, 2024.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 66 of the Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income and Irish Tax Considerations
Tax Consequences of the Combination
Smurfit Kappa Share Exchange, page 158

2.	We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the disclosure in this section of the proxy statement/prospectus is the opinion of the named counsel. For more information, please refer to Section III.B.2. of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 158 of the Registration Statement in response to the Staff’s comment.

General

3.	Please ensure that all missing information is provided in the next amendment, including the disclosure in the sections “Description of Smurfit WestRock Shares and the Smurfit WestRock Constitution” and “Comparison of the Rights of Holders of WestRock Stock and Smurfit WestRock Shares.”

Response: The Company respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement to include all previously missing information in response to the Staff’s comment, including on pages 282-294 and pages 295-317 of the Registration Statement.

*        *        *        *        *        *

If you have any questions concerning the Registration Statement, Amendment No. 2 or this letter, please do not hesitate to contact me at (212) 403-1005 or VGoldfeld@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Gillian Carson-Callan, Smurfit WestRock Limited

Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz

Igor Kirman, Wachtell, Lipton, Rosen & Katz

Denise R. Singleton, WestRock Company

Scott A. Barshay, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Laura C. Turano, Paul, Weiss, Rifkind, Wharton & Garrison LLP